Exhibit 99.1
ASML reports €9.3 billion total net sales and €2.9 billion net income in Q2 2026
ASML increases outlook, expects 2026 total net sales to be between €43 billion and €45 billion, with a gross margin between 54% and 56%

VELDHOVEN, the Netherlands, July 15, 2026 – Today, ASML Holding NV (ASML) has published its 2026 second-quarter results.

•Q2 total net sales of €9.3 billion, gross margin of 54.0%, net income of €2.9 billion
•ASML expects Q3 2026 total net sales between €11.0 billion and €12.0 billion, and a gross margin between 55% and 57%
•ASML now expects 2026 total net sales to be between €43 billion and €45 billion, with a gross margin between 54% and 56%

(Figures in millions of euros unless otherwise indicated)	Q1 2026	Q2 2026
Total net sales	8,767	9,326
...of which Installed Base Management sales[1]	2,488	2,762

New lithography systems sold (units)	67	86
Used lithography systems sold (units)	12	5

Gross profit	4,645	5,035
Gross margin (%)	53.0	54.0

Net income	2,757	2,918
EPS (basic; in euros)	7.15	7.59

End-quarter cash and cash equivalents and short-term investments	8,376	7,582
(1) Installed Base Management sales equals our net service and field option sales.
Numbers have been rounded for readers' convenience. A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com.

CEO statement and outlook
"Our second-quarter total net sales were €9.3 billion and gross margin came in at 54.0%, both above guidance, driven primarily by higher than expected Installed Base Management sales1.
"Ongoing AI-related investments and continued progress in AI technologies are driving demand for advanced Logic and Memory chips, further strengthening the semiconductor industry's growth outlook. Our customers, in turn, continue to accelerate their capacity expansion plans. This is translating into customer commitments across our product portfolio, providing ASML with increased visibility into longer-term demand. Our order intake remained extremely strong in the first half of the year. Based on this momentum, we are planning to add 30% to our 2026 low NA EUV capacity of around 65 for 2027, and we are investigating to increase capacity with another 30% for 2028. Similarly, we plan to add 30% to our 2026 DUV immersion capacity of around 130 for 2027, and we are investigating to increase capacity with another 30% in 2028. In addition, we are continuing to significantly expand our upgrade portfolio.
"We expect third-quarter 2026 total net sales between €11.0 billion and €12.0 billion, with a gross margin between 55% and 57%. We expect R&D costs of around €1.2 billion and SG&A costs of around €0.4 billion. Given the business dynamics discussed above, we now expect total net sales for 2026 to be between €43 billion and €45 billion, with a gross margin between 54% and 56%. At our next Capital Markets Day, which will be held on June 10, 2027, we will update our longer-term views to reflect the market and technology dynamics since our last Capital Markets Day," said ASML President and Chief Executive Officer Christophe Fouquet.
1Installed Base Management sales equals our net service and field option sales.

Update share buyback program and dividend
In the second quarter, we purchased around €1.1 billion worth of shares under the current 2026–2028 share buyback program.
An interim dividend over 2026 of €1.88 per ordinary share will be made payable on August 5, 2026.
Details of the share buyback program as well as transactions pursuant thereto, and details of the dividend are published on ASML's website (www.asml.com/investors).

Media Relations contacts	Investor Relations contacts
Monique Mols +31 6 5284 4418	Jim Kavanagh +31 40 268 3938
Sarah de Crescenzo +1 925 899 8985	Pete Convertito +1 203 919 1714
Karen Lo +886 9 397 88635	Peter Cheang +886 3 659 6771

Quarterly video interview and investor call
With this press release, ASML is publishing a video interview in which CEO Christophe Fouquet and CFO Roger Dassen discuss the 2026 second-quarter results and outlook for 2026. This video and the video transcript can be viewed on www.asml.com shortly after the publication of this press release.

An investor call for both investors and the media will be hosted by CEO Christophe Fouquet and CFO Roger Dassen on July 15, 2026 at 15:00 Central European Time / 09:00 US Eastern Time. Details can be found on our website.
About ASML
ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity's toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across EMEA, the US and Asia. Every day, ASML’s more than 44,500 employees (FTE) challenge the status quo and push technology to new limits. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.

US GAAP and IFRS Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly US GAAP Consolidated Statements of Operations, Consolidated Statements of Cash Flows and Consolidated Balance Sheets are available on www.asml.com.
The Consolidated Balance Sheets of ASML Holding N.V. as of June 28, 2026, the related Consolidated Statements of Operations and Consolidated Statements of Cash Flows for the quarter and six months ended June 28, 2026, as presented in this press release, are unaudited.
Today, July 15, 2026, ASML also published its Statutory Interim Report for the six-month period ended June 28, 2026. The Statutory Interim Report is available on our website.

Regulated information
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Forward Looking Statements
This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to plans, strategies, expected trends, including expected trends in the semiconductor industry and end markets, business dynamics and business environment trends, the expected impact of AI investments and progress in AI technologies on demand for chips and semiconductor growth outlook and impact on our customers and our business, increasing intensity of lithography, plans and capability to increase capacity and output and expected capacity, customer plans including with respect to capacity additions, our product portfolio and portfolio roadmaps, backlog, technological developments expected shipment of systems, supply and demand trends, orders and order intake and momentum, increased visibility into longer-term demand, gross margin growth plans, outlook including expected sales of market segments and geographies, outlook and expected financial results including outlook and expected results for Q3 2026, including net sales, IBM sales, gross margin, R&D costs, SG&A costs, outlook and expectations with respect to full year 2026 including expected full year 2026 total net sales, gross margin, annualized effective tax rate and IBM sales, expectations with respect to EUV, DUV and metrology in 2026, expectations with respect to 2027 and 2028 including expected increase in wafer capacity of customers and investigation of increasing capability to add wafer capacity and system output capacity, statements made at our 2024 Investor Day, including investor key messages, our expectation to continue to return significant amounts of cash to shareholders through growing dividends and share buybacks and statements with respect to dividends, expected performance and capabilities of our systems and product roadmaps, customer outlook and plans including customer roadmaps, capital expenditures and capacity expansion plans, ESG strategy and commitments and other non-historical statements. You can generally identify these statements by the use of words like “may”, “expect”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “guide”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal”, “model”, “opportunity”, “commitment” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions, plans and projections about our business and industry and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, risks relating to customer demand, semiconductor equipment industry capacity, worldwide demand for semiconductors and semiconductor manufacturing capacity, lithography tool utilization and semiconductor inventory levels, general trends and consumer confidence in the semiconductor industry, the impact of general economic conditions, including the impact of the macroeconomic and geopolitical environment on the semiconductor industry, semiconductor market conditions, the impact of AI on our customers, the pace of customer increase in capacity, industry and business and semiconductor demand and demand for our tools, the impact of inflation, interest rate and exchange rate fluctuations, wars and geopolitical developments, the impact of pandemics, the performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new technologies, products and models and customer roadmaps, our production capacity and ability to adjust capacity to meet demand, supply chain capacity, timely availability of parts and components, raw materials, critical manufacturing equipment and qualified employees, our ability to produce systems to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, risks relating to fluctuations in orders and our ability to convert orders into sales and risks relating to the realization of our backlog, the risk of order cancellations, delays or push outs and restrictions on shipments of systems, including ordered systems, under export controls, risks relating to the trade environment, import/export and national security regulations and orders and their impact on us, including the impact of changes in export regulations and the impact of such regulations on our ability to obtain necessary licenses and to sell our systems and provide services to certain customers, the impact of the tariff announcements, changes in tax rates, available liquidity and free cash flow and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, the number of shares that we repurchase under our share repurchase program, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, our ability to meet ESG goals and commitments and execute our ESG strategy, other factors that may impact ASML’s business or financial results, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2025 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.